Exhibit II

	31.12.2002	31.12.2001
Liabilities
Funds under trust management
Under mandate from the European Communities
- New Community Instrument	68,599	80,959
- Financial Protocols with the Mediterranean Countries	403,182	403,693
- Yaoundé Conventions	41,983	45,229
- Lomé Conventions	1,274,134	1,198,479

	1,787,898	1,728,360
Under mandate from Member States	43,792	58,953

Total	1,831,690	1,787,313

Funds to be disbursed
On loans and risk capital operations in the Mediterranean Countries	117,182	96,582
On operations from risk capital resources under the Lomé Conventions	633,407	666,171
On operations from other resources under the Lomé Conventions	8,000	8,000

Total	758,589	770,753

Grand Total	2,590,279	2,558,066